# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Tectonic Therapeutic, Inc., CIK 0001681087
CUSIP: 878972108
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 490 Arsenal Way, Suite 210, Watertown, Massachusetts (MA), 02472
Date of event which requires filing of this statement: 04/03/2025
Filed by CIK 0001055624
Persons authorized to receive notices and communications: Michael K. Bradshaw, Jr., Nelson Mullins Riley & Scarborough LLP, 101 Constitution Avenue NW, Suite 900, Washington, District Of Columbia (DC), 20001, (202) 689-2800

## Reporting persons
- Timothy A. Springer (CIK 0001055624): type of reporting person: individual (IN), other (OO); citizenship or place of organization: United States (X1); source of funds: working capital (WC), personal funds (PF); sole voting power 4,313,558; shared voting power 0; sole dispositive power 4,313,558; shared dispositive power 0; aggregate amount beneficially owned 4,313,558 (31.5% of the class)
  Comment: The percentages of beneficial ownership reported on this page are based on a total of 18,662,672 Shares issued and outstanding as of March 1, 2025, as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on March 20, 2025.
- TAS Partners LLC (CIK 0001677543): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 1,382,723; shared voting power 0; sole dispositive power 1,382,723; shared dispositive power 0; aggregate amount beneficially owned 1,382,723 (7.4% of the class)
  Comment: The percentages of beneficial ownership reported on this page are based on a total of 18,662,672 Shares issued and outstanding as of March 1, 2025, as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on March 20, 2025.
- Chafen Lu: type of reporting person: individual (IN), other (OO); citizenship or place of organization: United States (X1); source of funds: working capital (WC), personal funds (PF); sole voting power 186,134; shared voting power 0; sole dispositive power 186,134; shared dispositive power 0; aggregate amount beneficially owned 186,134 (1% of the class)
  Comment: The percentages of beneficial ownership reported on this page are based on a total of 18,662,672 Shares issued and outstanding as of March 1, 2025, as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on March 20, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Tectonic Therapeutic, Inc.
Address of issuer's principal executive offices: 490 Arsenal Way, Suite 210, Watertown, Massachusetts (MA), 02472
Comment: This Amendment No. 4 to the statement on Schedule 13D (this "Statement") relates to the shares of common stock, par value $0.0001 per share (the "Shares"), of Tectonic Therapeutic, Inc., a Delaware corporation (the "Issuer"), and amends the initial statement on Schedule 13D originally filed by Timothy A. Springer ("Dr. Springer") and TAS Partners LLC ("TAS") on June 26, 2024, as amended by Amendment No. 1 filed on September 26, 2024 adding Chafen Lu ("Dr. Lu" and, collectively with Dr. Springer and TAS, the "Reporting Persons") as a reporting person, Amendment No. 2 filed on October 24, 2024 and Amendment No. 3 filed on February 10, 2025 (such statement and amendments, as further amended herein, the "Schedule 13D"). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 4 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: N/A
Residence or business address: N/A
Present principal occupation or employment: N/A
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: N/A

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended to be supplemented by the following:

On April 3, 2025, Dr. Springer and TAS entered into Stock Purchase Agreements with Polaris Partners IX, L.P. ("Polaris"), pursuant to which Dr. Springer purchased 87,500 Shares from Polaris at a purchase price of $17.10 per share, or $1,496,250 in the aggregate, payable in cash, and TAS purchased 412,500 Shares from Polaris at a purchase price of $17.10 per share, or $7,053,750 in the aggregate, payable in cash. Each of Dr. Springer and TAS represented that he or it was an "accredited investor," as defined in Regulation D, and was acquiring such Shares for investment only and not with a view towards, or for resale in connection with, the public sale or distribution thereof. The closing occurred on April 7, 2025.

## Item 4. Purpose of Transaction
Purpose of transaction: N/A

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of Schedule 13D is hereby amended and restated in full as follows:

The information set forth under Item 3 and the cover page of the Schedule 13D is incorporated herein by reference into this Item 5. The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person's cover page to this Statement, are based on a total of 18,662,672 Shares issued and outstanding as of March 1, 2025, as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on March 20, 2025. All of the Share numbers reported below, and on each Reporting Person's cover page to this Statement, are as of April 3, 2025. The Reporting Persons, in the aggregate, beneficially own 5,882,415 Shares, representing approximately 31.5% of such class of securities. Dr. Springer is the beneficial owner of a total of 5,882,415 Shares, representing approximately 31.5% of the outstanding Shares and consisting of (i) 4,313,558 Shares held directly, (ii) 1,382,723 Shares held by TAS and (iii) 186,134 Shares held by Dr. Lu. TAS is the beneficial owner of a total of 1,382,773 Shares, representing approximately 7.4% of the outstanding Shares. TAS holds all such Shares directly. Dr. Springer is the sole managing member of TAS. Dr. Lu is the beneficial owner of a total of 186,134 Shares, representing approximately 1.0% of the outstanding Shares. Dr. Lu holds all such Shares directly. Dr. Lu is the spouse of Dr. Springer.
Number of shares as to which each person has sole or shared power to vote or dispose: Dr. Springer exercises sole voting and dispositive power over the Shares held by him directly and the Shares held by TAS. Dr. Springer disclaims beneficial ownership of the Shares held by TAS, except to the extent of his pecuniary interest therein. Dr. Lu exercises sole voting and dispositive power over the Shares held by her directly.
Transactions in the class effected during the past sixty days: The Reporting Persons have not engaged in any transactions with respect to the Shares during the 60 days before the date of this filing, except as described herein and in Item 3 of Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Signatures
- Timothy A. Springer: /s/ Timothy A. Springer, Timothy A. Springer (04/07/2025)
- TAS Partners LLC: /s/ Timothy A. Springer, Timothy A. Springer/Manager (04/07/2025)
- Chafen Lu: /s/ Chafen Lu, Chafen Lu (04/07/2025)